Mail Stop 3561

December 30, 2008

Mr. Bernard Zimmerman
President and Chief Executive Officer
FCCC, Inc
200 Connecticut Avenue
Norwalk, CT 06854

> **Re:** **FCCC, Inc**
> **Form 10-KSB for the Fiscal Year Ended**
> **March 31, 2008**
> **Form 10-Q for the Quarter Ended**
> **June 30, 2008**
> **Form 10-Q for the Quarter Ended**
> **September 30, 2008**
> **File No. 001-08589**

Dear Mr. Zimmerman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2008

General

1.   Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-

KSB/A. Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X. Please note that, based on the issues raised in this comment letter, you may only need to file an abbreviated Form 10-K/A.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 17

2.   We note that your management has concluded that disclosure controls and procedures were effective as of the end of your fiscal year. Please tell us how management's failure to provide management's report on internal control over financial reporting, as required by Item 308(T) of Regulation S-K, impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

3.   Please revise to provide management's annual report on internal control over financial reporting in accordance with Item 308(T) of Regulation S-K.

4.   Please revise to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter, not subsequent to the date of evaluation as indicated in your disclosure. Refer to Item 308(c) of Regulation S-K.

Section 302 Certifications

5.   We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   • The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
   • Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
   Please revise your certification to address each of the matters noted above and provide separate certifications signed by your principal executive officer and principal financial officer.

Form 10-Q for the Quarter Ended June 30, 2008 and
Form 10-Q for the Quarter Ended September 30, 2008.

Item 3. Controls and Procedures, page 7

6.   We note that your disclosures do not comply with Item 307 of Regulation S-K. Specifically, (i) you must clearly indicate your evaluation is of your <u>disclosure</u> controls and procedures and (ii) your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to filing as indicated. Please amend your filings to address this deficiency.

7.   We note that your certifying officers concluded that your disclosure controls and procedures were <u>adequate</u>. Please explain to us the meaning of adequate. It is not clear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective or ineffective.

8.   In light of the comments above regarding your disclosure controls and procedures, please consider whether management's failure to provide appropriate disclosures impacts its conclusions regarding the effectiveness of your disclosure controls and procedures <u>as of the end of the period</u> covered by the report and revise your disclosure as appropriate. If you believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please amend your Form 10-Q to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the period and any remediation plans that have or will be enacted.

9.   Please revise to disclose any change in your internal control over financial reporting that occurred during your <u>last fiscal quarter,</u> not subsequent to the date of evaluation as indicated in your disclosure. Refer to Item 308(c) of Regulation S-K.

Section 302 Certifications

10.   We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
- The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

- Paragraph 4(b) and 4(d) as defined in Item 601(31) of Regulation S-K was not included
- Paragraph 4(b) in your certification should be moved to Paragraph 4(c); it should clearly state that you conducted the evaluation of your disclosure controls and procedures <u>as of the end of the period covered by the report</u>, not within 90 days prior to filing as indicated by your disclosure. In addition, please ensure to include the entire language contained in Paragraph 4(c) as defined in Item 601(31) of Regulation S-K

Please revise your certification to address each of the matters noted above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian K. Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services